Exhibit 99.4

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Certificate of Qualified Person

David W. Rennie

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, prepared for New Gold Inc. and dated March 23, 2015, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. My office address is Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2.	I am a graduate of the University of British Columbia in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg. #13572). I have worked as a geological engineer for a total of 36 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.
•	Consultant Geologist to a number of major international mining companies providing expertise in conventional and geostatistical resource estimation for properties in North and South Americas, and Africa.
•	Chief Geologist and Chief Engineer at a gold-silver mine in southern B.C.
•	Exploration geologist in charge of exploration work and claim staking with two mining companies in British Columbia.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the New Afton Mine on numerous occasions, the most recent being December 2 and 3, 2014.

6.	I am responsible for Sections 2 to 12, 14, and 23 and parts of Sections 1, 25, 26, 27, 30 and 31 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared a previous Technical Report on the New Afton Mine dated December 21, 2009.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

New Gold Inc. – New Afton Project, Project #2400

Technical Report NI 43-101 – March 23, 2015

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2015

(Signed & Sealed) “David W. Rennie”

David W. Rennie, P. Eng.

New Gold Inc. – New Afton Project, Project #2400

Technical Report NI 43-101 – March 23, 2015